# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REALLOYS INC., CIK 0001567900
CUSIP: 75606V101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 7280 West Palmetto Park Road,, Suite 302N, Boca Raton, Florida (FL), 33433
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001500601

## Reporting persons
- Andrew Sherman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 5,780,600; sole dispositive power 0; shared dispositive power 5,780,600; aggregate amount beneficially owned 5,780,600 (9.44% of the class)
- Powdermet, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,890,000; sole dispositive power 0; shared dispositive power 2,890,000; aggregate amount beneficially owned 2,890,000 (4.72% of the class)
- PMT Metals LLC: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 2,890,300; sole dispositive power 0; shared dispositive power 2,890,300; aggregate amount beneficially owned 2,890,300 (4.72% of the class)

## Item 1. Issuer
Name of issuer: REALLOYS INC.
Address of issuer's principal executive offices: 7280 West Palmetto Park Road, Suite 302N, Boca Raton, FL 33433

## Item 2. Person Filing
Name of person filing: This Schedule 13G (this "Statement" or this "Schedule 13G") is being filed by: (i) Andrew Sherman; (ii) Powdermet Inc. a Delaware corporation; and (iii) PMTMetals LLC, an Ohio limited liability company ((i), (ii) and (iii) collectively, the "Reporting Persons"). Mr. Sherman is (a) the President and beneficial owner of a majority of the shares of Powdermet Inc. and (2) the Managing Member of PMTMetals LLC, and as such may be deemed to beneficially own the Common Stock directly beneficially owned by Powdermet Inc. and PMTMetals LLC. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 9181 Boyer Lane, Mentor, OH 44060.
Citizenship: For citizenship information see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on February 24, 2026. As of the Event Date of February 24, 2026 (and as of the date of this filing), the Reporting Persons had beneficial ownership of an aggregate of 5,780,600 shares of Common Stock, representing 9.44% of all of the outstanding shares of Common Stock. The percentages of beneficial ownership of each Reporting Person are based on 61,213,498 shares of the Issuer's Common Stock outstanding as of May 15, 2026, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 20, 2026.
Percent of class: See Item 11 on the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Statement

## Signatures
- Andrew Sherman: /s/ Andrew Sherman, Andrew Sherman, in his individual capacity (07/24/2026)
- Powdermet, Inc.: /s/ Andrew Sherman, Andrew Sherman/President (07/24/2026)
- PMT Metals LLC: /s/ Andrew Sherman, Andrew Sherman/Managing Member (07/24/2026)